FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

Final synthetic voting map of the Annual and Extraordinary General Shareholders’ Meeting held on April 25, 2019 (“ASM”)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), pursuant to §6th of Article 21-W of CVM Instruction No. 481/09 and Article 21, XIII of CVM Instruction No. 480/09, as amended, announces to its shareholders and the market the final synthetic voting map containing the distance voting instructions and votes in person, identifying how many approvals, rejections, or abstentions received each item contained in the Agenda of the ASM (“Final Synthetic Map”). The information contained in the Final Synthetic Map is attached hereto.

São Paulo, April 25, 2019.

Daniela Sabbag

Investor Relations Officer

SCHEDULE

Final Synthetic Map

Annual General Meeting (AGM) - 04/25/2019 at 3 pm

Resolution No.	Description of the Resolution	Resolution vote	No. of shares (consolidated with all types, including ADR)
1	Examine, reading, discussion and voting of the Management Report and the Financial Statements of the Company related to the fiscal year ended on December 31, 2018.	Approve	94,019,181
		Reject	-
		Abstain	-
2	To approve the allocation of the profit of the fiscal year ended on December 31, 2018, according to the Management Proposal, as follows: (i) R$ 59.663.359,43 to the Legal Reserve; (ii) R$ 9.715.606,16 to the Tax Incentives Reserve; (iii) R$ 389.758.775,45 for dividends, this amount having its distribution already resolved by the Board of Directors as interest on equity (net amount) for the fiscal year of 2018; and (iv) R$ 670.107.543,79 for the Expansion Reserve provided in the Bylaws.	Approve	94,019,181
		Reject	-
		Abstain	-
3	To approve the fixation of the annual global compensation of R$ 85.610.779,96 for the Company´s managers and Fiscal Council (in case the shareholders request its operation) for the fiscal year of 2019, according to the Management Proposal, being up to R$ 64.040.550,64 to the Board of Officers, up to R$ 20.749.429,33 to the Board of Directors and up to R$ 820.800,00 to the Fiscal Council.	Approve	94,019,181
		Reject	-
		Abstain	-
4	Approve the investment plan for the fiscal year of 2019, according to the Management Proposal, in the amount of R$ 1,8 billion, with the scope of (i) conversion, opening and renovation of stores; and (ii) IT and logistics infrastructure, and others projects aiming efficiency. This amount does not include the Investment Plan of Via Varejo and its the controlled companies.	Approve	94,019,181
		Reject	-
		Abstain	-
5	Do you wish to request the operation of the Fiscal Council for the fiscal year of 2019?	Yes	39,456,571
		No	5,218,553
		Abstain	5,808,665
6	Should a second call for the General Shareholders´ Meeting be necessary, the voting instructions contained in this Form may also be considered in the event of a General Shareholders´ Meeting held upon second call?	Yes	39,030,357
		No	7,054,529
		Abstain	-

Final Synthetic Map

Extraordinary General Meeting (EGM) - 04/25/2019 at 3 pm

Resolution No.	Description of the Resolution	Resolution vote	No. of shares (all types. Including ADR)
1	Approve the rectification and ratification of the annual global remuneration of the company’s board of executive officers for fiscal year of 2018, from up to R$ 71,324,818.03 to the amount up to R$ R$ 87,044,666.37, pursuant to the Management Proposal.	Approve	94,019,181
		Reject	-
		Abstain	-
2	Approve to amend the Stock Option Plan and Equity Compensation Plan of the Company, pursuant to the Management Proposal.	Approve	94,019,181
		Reject	-
		Abstain	-
3	Resolve on the proposal of amendment and restatement of the By-laws of the Company, pursuant to the Management Proposal, for updating the Article 4th to reflect the capital stock increases resulting from the exercise of stock options, within the authorized capital limit, approved at meetings of the Board of Directors since the Annual and Extraordinary General Meeting held in 2018.	Approve	94,019,181
		Reject	-
		Abstain	-
4	Should a second call for the General Shareholders´ Meeting be necessary, the voting instructions contained in this Form may also be considered in the event of a General Shareholders´ Meeting held upon second call?	Yes	-
		No	-
		Abstain	-

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 25, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.